MASTER SILICON CARBIDE INDUSTRIES, INC.
558 Lime Rock Road, Lakeville, Connecticut 06039

May 20, 2009

Kevin L. Vaughn
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 6010
100 F. Street N.E.
Washington D.C. 20549
Phone (202) 551-3643
Fax (202) 772-9348

Re:	Master Silicon Carbide Industries, Inc.
Form 10-K for the fiscal year ended June 30, 2008
Filed on October 14, 2008
Form 10-Q for the period ended December 31, 2008
File No. 0-52988

Dear Mr. Vaughn,

Reference is made to your comment letter dated May 8, 2009 (the “Comment Letter”) to Master Silicon Carbide Industries, Inc. (the “Registrant” or the “Company”) relating to the subject filings referenced above (the “Filings”).  Set forth below is the comment contained in the Comment Letter followed by our response thereto:

Form 10-Q/A for the quarterly period ended September 30, 2008
Item 4  Controls and Procedures

1.
Please refer to prior comment 1. We note that your disclosure that the company’s CEO and CFO have concluded that disclosure controls and procedures were not effective because of the material weaknesses that you have disclosed here. Please revise future filings to include a discussion of any plans to remediate the material weaknesses. Alternatively, if the material weaknesses have been remediated, revise future filings to disclose any changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE: The Company will address this comment in its future filings.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John D. Kuhns
Name: John D. Kuhns
Title: President and Chief Executive Officer